EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2003	2002

Fixed charges:
Interest expense	$5,378	$4,420
Rental expense deemed interest	122	133
Interest on investment-type contracts	826	498

Total fixed charges	$6,326	$5,051

Earnings before income tax	$370,075	$284,950
Add back:
Fixed charges	6,326	5,051

Total earnings before income tax
and fixed charges	$376,401	$290,001

Earnings before income tax
and fixed charges	59.5x	57.4x

EXH 12-1